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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

Unisys Corporation
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   (Last)               (First)                 (Middle)

Unisys Way
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                                    (Street)

Blue Bell             Pennsylvania              19424
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


6/14/99
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

PulsePoint Communications (PLPT)
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5 Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing

   [ x ]   Form Filed by One Reporting Person
   [   ]   Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)


FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

Option (contingent       (see       (see            Common                 1,109,397     $6.60          D
right to buy) (see       explana-   explana-        Stock,
explanation of re-       tion of    tion of         no par
sponses below)           respon-    respon-         value
                         ses below) ses below)
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
Explanation of Responses:

   On June 14, 1999, PulsePoint Communications (the "Issuer"), Unisys Corporation (the "Reporting Person") and Shellco Inc. ("Merger Sub"), a wholly owned subsidiary of the Reporting Person, entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with and into the Issuer, with the Issuer being the surviving corporation in such merger and becoming a wholly owned subsidiary of the Reporting Person. In connection with the Merger Agreement, the Issuer and the Reporting Person entered into a Stock Option Agreement (the "Option Agreement"), dated as of June 14, 1999, pursuant to which the Issuer granted the Reporting Person an option (the "Option") to purchase up to 1,109,937 shares of Common Stock of the Issuer (the "Option Shares"). The Option may only be exercised if a Merger Agreement is terminated under certain circumstances set forth in the Merger Agreement and the Option Agreement.

   By reason of its execution of the Option Agreement, the Reporting Person may be deemed to have beneficial ownership of the Option Shares and, accordingly, may be deemed to beneficially own 1,109,937 (or approximately 16.6% of the outstanding Common Stock of the Issuer (based upon (i) the 5,577,572 shares of PulsePoint Common Stock outstanding on May 25, 1999, as represented to Reporting Person by Issuer in the Merger Agreement, plus an additional 1,109,937 that Issuer will issue to Reporting Person in the event that the Option is exercised) following the exercise in whole of the Option for 1,109,937 shares of Issuer Common Stock. The Reporting Person expressly disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by the Reporting Person upon exercise of the Option, on the grounds that the Option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to above. If the Option were exercised, Reporting Person would have the sole right to vote and to dispose of the shares of Issuer issued as a result of such exercise.

Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Option Shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed. The foregoing summary of the Option Agreement is qualified in its entirely by reference to such agreement, which has been filed as an exhibit to the Issuer's Form 8-K dated as of June 14, 1999.


UNISYS CORPORATION
/s/ Robert H. Brust                                         June 24, 1999
---------------------------------------------            -----------------------
     (**)Signature of Reporting Person                           Date
     Robert H. Brust
     Senior Vice President and
     Chief Financial Officer


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).